SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  ----------

                                   FORM 6-K

                                  ----------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 9, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)

             ----------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


             ----------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X             Form 40-F
                           -------                 -------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No  X
                           -------                 -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                [LOGO OMITTED]
                                CNOOC Limited
                     [Company Name in Chinese Characters]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                AMENDMENT TO EXISTING NON-COMPETE UNDERTAKING,
           REVISED CAP FOR EXISTING CONTINUING CONNECTED TRANSACTION
                                      AND
           NEW CATEGORISATION FOR CONTINUING CONNECTED TRANSACTIONS

------------------------------------------------------------------------------
AMENDMENT TO EXISTING NON-COMPETE UNDERTAKING

The Company entered into the Supplemental Agreement with CNOOC on 8 December 2005 to amend the Existing Non-Compete Undertaking, whereby provided that it obtains the Company's prior written consent, CNOOC and/or its subsidiaries will be able to engage in the Businesses that are otherwise subject to the Existing Non-Compete Undertaking as described below. No consideration is payable by either party for entering into the Supplemental Agreement.

In addition, under the Supplemental Agreement, CNOOC has also irrevocably granted an option to the Company to acquire the relevant Business from CNOOC and/or its subsidiaries that are the subject of the consent. Such call option will be granted to the Company for no consideration, for an indefinite period, and will be exercisable by the Company at any time in the future. Therefore, even after such consent is given, the Company may at any time in the future acquire the relevant Businesses back from CNOOC and/or its subsidiaries.

The Board considers that the terms of the amendment to the Existing Non-Compete Undertaking are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

REVISED CAP FOR EXISTING CONTINUING CONNECTED TRANSACTION

Reference is made to 2002 Circular in relation to certain continuing connected transactions between the Group and CNOOC and/or its associates. These continuing connected transactions include the provision of technical services by CNOOC and/or its associates to the Group as described below.

CNOOC, which indirectly owns approximately 70.64% of the issued share capital of the Company, is the controlling shareholder of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its associates and the Group constitute connected transactions for the Company for the purpose of the Listing Rules. The Independent Shareholders had approved the continuing connected transactions at an extraordinary general meeting of the Company held on 23 December 2002.

The value of the categories of continuing connected transactions involving the provision of technical services by associates of CNOOC is subject to an annual cap. It is also a condition of the waiver that if any of the annual cap is exceeded, the Company will comply with the provisions of the then Chapter 14 (currently Chapter 14A) of the Listing Rules relating to connected transactions, unless it applies for and obtains a waiver from the Stock Exchange.

The Directors had also been monitoring the Company's continuing connected transactions and with the continued development of the Group and based on internal estimates of the demand and the operating conditions of the continuing connected transactions, the Directors note that the existing cap for 2005
------------------------------------------------------------------------------

------------------------------------------------------------------------------
for one of the continuing connected transactions category under the Existing Waiver, namely, the provision of technical services, will not be sufficient for the Group's requirement, and therefore propose that the existing cap for the continuing connected transaction involving the provision of technical services be revised.

NEW CATEGORISATION FOR CONTINUING CONNECTED TRANSACTIONS

The Independent Shareholders had approved the continuing connected transactions between the Group and CNOOC and/or its associates using the Existing Categorisation at an extraordinary general meeting of the Company held on 23 December 2002 and the Existing Waiver was granted to the Company in relation to these continuing connected transactions. The Existing Waiver will expire on 31 December 2005 and the Company will, in accordance with the requirements of the Listing Rules, seek Independent Shareholders' approval for the Non-Exempt Continuing Connected Transactions and the respective Proposed Caps, as described below.

The Company has undertaken an extensive review of the categorization of the continuing connected transactions using the Existing Categorisation with a view to presenting a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of transactions following each category more effectively going forward. New Categories of continuing connected transactions have now been identified which achieve this purpose, further details of the New Categories of the continuing connected transactions are set out in paragraphs headed "New Categories of Continuing Connected Transactions under the Comprehensive Framework Agreements" of this announcement.

The Company proposes to enter into the following continuing connected transaction with CNOOC and/or its associates, as set out in the Comprehensive Framework Agreements, which are categorised using the New Categories. The Directors expect that the Company will continuously enter into transactions with CNOOC and/or its associates as described below, which will constitute continuing connected transactions for the Company under the Listing Rules.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps), and Dao Heng Securities Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing, amongst other things, further information on the terms of the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the New Categories of continuing connected transactions, a letter from the Independent Board Committee, an opinion of Dao Heng Securities Limited, the Independent Financial Advisor, together with a notice to convene an extraordinary general meeting to approve, among other things, the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps), is expected to be issued to the Shareholders on or around 10 December 2005.
------------------------------------------------------------------------------

AMENDMENT TO EXISTING NON-COMPETE UNDERTAKING

Background to the Existing Non-Compete Undertaking

Before the Company's listing in 2001, the Company's controlling shareholder, CNOOC, gave various undertakings to the Company, which includes, amongst others:

(i) that the Group will enjoy the exclusive right to exercise all of CNOOC's commercial and operational rights under PRC law and regulations relating to the exploration, development, production and sales of the PRC offshore oil and natural gas; and

(ii) that neither it nor any of its subsidiaries will engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC.

The Supplemental Agreement

Amendment to Existing Non-Compete Undertaking

The Company entered into the Supplemental Agreement with CNOOC on 8 December 2005 to amend the Existing Non-Compete Undertaking, whereby provided that it obtains the Company's prior written consent, CNOOC and/or its subsidiaries will be able to engage in the Businesses that are otherwise subject to the Existing Non-Compete Undertaking. No consideration is payable by either party for entering into the Supplemental Agreement.

The decision as to whether to give consent to CNOOC to engage in such Businesses will be made by the Board. The independent non-executive Directors will participate in making such decision and the reasons of the Board (including those of the independent non-executive Directors) for giving the written consent will be set out in an announcement, if such consent is given and CNOOC engages in such Business.

Call option to acquire back the Business

In addition, under the Supplemental Agreement, CNOOC has also irrevocably granted an option to the Company to acquire the relevant Business from CNOOC and/or its subsidiaries that are the subject of the consent. Such call option will be granted to the Company for no consideration, for an indefinite period, and will be exercisable by the Company at any time in the future. Therefore, even after such consent is given, the Company may at any time in the future acquire the relevant Business back from CNOOC and/or its subsidiaries. The consideration for the acquisition of the relevant Businesses will be negotiated on arms-length negotiation and on normal commercial terms, and the parties will enter into formal sale and purchase agreement in relation to such acquisition. The exercise of the call option and the acquisition of the relevant Businesses will constitute a connected transaction and the Company will comply with the requirements of Chapter 14 and 14A of the Listing Rules (as appropriate) upon the exercise of the call option.

Conditions

The Supplemental Agreement is conditional upon the approval by the Independent Shareholders of the terms of the amendment to the Existing Non-Compete Undertaking as required under the Listing Rules.

Reasons for and Benefits of the Amendment to the Existing Non-Compete
Undertaking

The Existing Non-Compete Undertaking does not currently provide for any mechanism by which CNOOC may take up opportunities even if the Company decides that it is not in its best interest to pursue them. The Board believes that the amendment to the Existing Non-Compete Undertaking will give flexibility to the Company and CNOOC in handling transactions, and will also improve the relationship between the Company and CNOOC and CNOOC's continued support to the Company. The Board also believes that the existence of a call option will adequately protect the Company and ensure that the Company can share in the opportunity if the Board considers at a later stage that it would be in the interests of the Company to undertake such Businesses.

The Board considers that the terms of the amendment to the Existing Non-Compete Undertaking are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

REVISED CAP FOR EXISTING CONTINUING CONNECTED TRANSACTION

Background

Reference is made to the 2002 Circular in relation to certain continuing connected transactions between the Group and CNOOC and/or its associates. These continuing connected transactions include the provision of technical services by CNOOC and/or its associates to the Group as described below.

CNOOC, which indirectly owns approximately 70.64% of the issued share capital of the Company, is the controlling shareholder of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its associates and the Group constitute connected transactions for the Company for the purpose of the Listing Rules. The Independent Shareholders had approved the continuing connected transactions at an extraordinary general meeting of the Company held on 23 December 2002.

The value of the categories of continuing connected transactions involving the provision of technical services by associates of CNOOC is subject to an annual cap. It is also a condition of the waiver that if any of the annual cap is exceeded, the Company will comply with the provisions of the then Chapter 14 (currently Chapter 14A) of the Listing Rules relating to connected transactions, unless it applies for and obtains a waiver from the Stock Exchange.

The Directors had also been monitoring the Company's continuing connected transactions and with the continued development and expansion of the business of the Group and based on internal estimates of the demand and the operating conditions of the continuing connected transactions, the Directors note that the existing cap for 2005 for one of the continuing connected transactions under the Existing Categorisation, namely, the provision of technical services, will not be sufficient for the Groupi|s requirement, and therefore propose that the existing cap for the continuing connected transaction involving the provision of technical services be revised.

Technical Services

Since the establishment of CNOOC, a number of specialised companies have been formed by CNOOC to provide sub-contracting services for CNOOC's offshore oil and gas production activities. These specialised companies have provided services to the Group through bidding process.

In connection with the restructuring of the Company in preparation for its initial public offering, CNOOC's associates transferred to the Group the existing technical services agreements with the specialized companies. In 2002, the specialised companies novated these agreements to COSL, who has since assumed the rights and obligations of the specialised companies thereunder, except in relation to the provision of engineering and construction services. The Group may terminate any of these agreements by giving 30 days' written notice to COSL or the specialised companies, as the case may be. The Group will continue to use the technical and labour services provided by COSL and the specialised companies, including:

o    offshore drilling;

o    ship tugging, oil tanker transportation and security services;

o well survey, well logging, well cementation and other related technical services;

o collection of geophysical data, ocean geological prospecting, and data processing;

o    platform fabrication service and maintenance; and

o design, construction, installation and test of offshore and onshore production facilities.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such technical services payable to COSL (or its predecessors, as the case may be) and the specialised companies, as the case may be, were approximately RMB3,828 million, RMB6,362 million and RMB3,038 million, respectively. These costs are based on arm's length negotiations with COSL and specialized companies on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors and, in the case of the specialised companies, are based on a bidding process.

Revised Cap and rationale

The Board has considered and proposed that the following Revised Cap in respect of the "technical services" category of continuing connected transactions using the Existing Categorisation be set as the maximum annual value of such transaction for the year ended 31 December 2005:

The
continuing                                                       Revised Cap for the
connected                                 Annual limit in the    financial year ended   Basis of determination of the Revised Cap
transactions  Historical amount           Existing Waiver        31 December 2005       amount
Technical     For the two years ended     For the three years    RMB7,218 million       The annual Revised Cap for the provision of
services      31 December 2004 and the    ended 31 December                             technical services by CNOOC and/or its
              six months ended 30 June    2005, RMB5,853                                associates to the Group has been determined
              2005, RMB3,828 million,     million, RMB7,338                             with reference to previous transactions
              RMB6,362 million and        million and RMB4,880                          conducted and transaction amounts in respect
              RMB3,038 million,           million, respectively                         of the provision of technical services by
              respectively                                                              CNOOC and/or its associates to the Group;
                                                                                        the rapid expansion of the Group's
                                                                                        operations in 2005, including overseas
                                                                                        expansion and acquisitions, new discoveries
                                                                                        and new projects coming on stream
                                                                                        successfully; and increased cost of supplies
                                                                                        and raw materials, the Group's demand for
                                                                                        which had increased with its expansion. In
                                                                                        addition, there had been adjustments to
                                                                                        initial development plans, which resulted in
                                                                                        certain oil field development activities
                                                                                        being postponed from 2003 and 2004 to 2005.
                                                                                        These developments were not anticipated at
                                                                                        the time whenthe relevant annual cap was
                                                                                        determined. Based on the above, the
                                                                                        Directors are of the view that the cap
                                                                                        amount for such services should be revised
                                                                                        to RMB7,218 million for the financial year
                                                                                        ending on 31 December 2005.

Reasons for and benefits of the "technical services" category of continuing connected transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its associates will constitute continuing connected transactions for the Company under the Listing Rules.

The provision of technical services under the Existing Categorisation of continuing connected transaction are and will be conducted in the ordinary and usual course of business of the Company. This category of transaction will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.

The Board considers that the "technical services" category of continuing connected transactions under the Existing Waiver have been conducted on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and our shareholders as a whole, and that the Revised Cap for the "technical services" category of continuing connected transactions are fair and reasonable.

Disclosure and Independent Shareholders' approval requirements

Under the Listing Rules, the above "technical services" category of continuing connected transactions is subject to the reporting, announcement and Independent Shareholders' approval requirements. The Company will seek the Independent Shareholders' approval at the Extraordinary General Meeting for the Revised Cap on the condition that:

1. the annual amount of the "technical services" category of continuing connected transactions under the Existing Waiver shall not exceed the Revised Cap;

2. (i) the above continuing connected transaction will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

      (ii) the above continuing connected transaction will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to the above continuing connected transaction.

NEW CATEGORISATION FOR CONTINUING CONNECTED TRANSACTIONS

Background

The Independent Shareholders had approved certain continuing connected transactions between the Group and CNOOC and/or its associates using the Existing Categorisation at an extraordinary general meeting of the Company held on 23 December 2002 and the Existing Waiver was granted to the Company in relation to these continuing connected transactions. The Existing Waiver will expire on 31 December 2005 and the Company will, in accordance with the requirements of the Listing Rules, seek Independent Shareholders' approval for the Non-Exempt Continuing Connected Transactions and the respective Proposed Caps, as described below.

The Company has undertaken an extensive review of the categorization of the continuing connected transactions using the Existing Categorisation with a view to presenting a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of transactions following each category more effectively going forward. New Categories of continuing connected transactions have now been identified which achieve this purpose, further details of the New Categories of the continuing connected transactions are set out in paragraphs headed "New Categories of continuing connected transactions under the Comprehensive Framework Agreements" below.

The Group proposes to enter into the following continuing connected transactions with CNOOC and/or its associates, as set out in the Comprehensive Framework Agreements, which are categorised using the New Categories. The Directors expect that the Group will continuously enter into such transactions with CNOOC and/or its associates as described below, which will constitute continuing connected transactions for the Company under the Listing Rules.

New Categories of continuing connected transactions under the Comprehensive Framework Agreements

The Company entered into a Comprehensive Framework Agreement on 8 December 2005 with each of CNOOC, COSL and OOECL for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the New Categories of continuing connected transactions, the details of which are set out below. The term of each of the Comprehensive Framework Agreements is for a period of two years from 1 January 2006, and is conditional upon Independent Shareholders' approval.

o Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

     (a) Exploration and support services;

     (b) Oil and gas field development and support services;

     (c) Oil and gas field production and support services;

     (d) Marketing, management and ancillary services;

     (e) FPSO vessel leases;

o Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates;

o Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

     (a) Sales of petroleum and natural gas products;

     (b) Long term Sales of natural gas and liquefied natural gas.

Since the establishment of CNOOC, certain associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process. The Group will continue to use these services provided by associates of CNOOC, including but not limited to COSL, OOECL and COBGL. CNOOC also provide certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a) Provision of exploration and support services to the Group

The services provided by CNOOC and/or its associates to the Group on exploration operations include:

o    well site survey;

o    seismic data acquisition and processing;

o    integrated exploration research services;

o    exploration well operation;

o    related technical services on exploration well;

o    tow-boat, transportation and safety services; and

o    other related technical and supporting services.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such exploration and payable to CNOOC and/or its associates were approximately RMB854 million, RMB1,330 million and RMB428 million respectively.

(b) Provision of oil and gas development and support services to the Group

The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

o    platform survey;

o    drilling and completion well operation;

o    related technical services on drilling and completion;

o    design, construction, installation and tuning of production facilities;

o    shipping transportation;

o    provision of materials;

o    integrated research on development techniques; and

o    other related technical and supporting services.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such oil and gas development services payable to CNOOC and/or its associates were approximately RMB2,765 million, RMB4,681 million and RMB2,513 million respectively.

(c) Provision of oil and gas production and support services to the Group

The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, the scope of business of these companies also include various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

o    integrated research on production techniques;

o    well workover;

o    shipping transportation;

o    oil tanker transportation;

o    provision of materials;

o    maintenance of platform;

o    repair of equipment and pipeline;

o    production operations;

o    oil and gas production labour services;

o    warehousing and storage;

o    lease of equipment and building;

o    road transportation services;

o    telecommunication and network services;

o    wharf services;

o construction services, including roads, wharf, buildings, factories and water barrier;

o    maintenance and repair of major equipment;

o    medical, childcare and social services;

o    provision of water, electricity and heat;

o    security and fire services;

o    technical training;

o    accommodation;

o    maintenance and repair of buildings;

o    catering services; and

o    other related technical and supporting services.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such oil and gas production services payable to CNOOC and/or its associates were approximately RMB1,177 million, RMB1,354 million and RMB575 million respectively.

(d) Provision of marketing, management and ancillary services to the Group

CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

o    marketing services;

o    management;

o    staff recruitment;

o    publishing;

o    telecommunications;

o    leases of properties;

o    property management;

o    water, electricity and heat supply;

o    car rental;

o integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

o    integrated research.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its associates were approximately RMB134 million, RMB249 million and RMB81 million respectively.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises covering an aggregate area of approximately 50,000 square meters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group. CNOOC and/or its associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

CNOOC has also recently completed construction of a new office building in the Dongcheng District in Beijing, PRC which the Group may lease certain parts of as its new headquarter from January 2006. As its business continues to expand, the Group may, subject to the annual caps below, also enter into additional leases and management agreements with CNOOC and/or its associates from time to time.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, the aggregate rentals and management fees payable by the Group were approximately RMB56.87 million, RMB76.72 million and RMB23.78 million, respectively. Sallmanns (Far East) Limited, an independent property valuer, has confirmed that the payments due under each of the lease agreements and the management agreement reflect the fair and reasonable commercial market rent and management fee, respectively.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, the aggregate charges for marketing, management and ancillary services (including leasing and management of properties) payable to CNOOC and/or its associates were approximately RMB191 million, RMB326 million and RMB105 million respectively.

Pricing of transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on arm's length negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular product or service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(i)   state-prescribed prices; or

(ii) where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii) when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant product or services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the costs relating to any future contract with CNOOC and/or its associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its associates and the Group, providing the relevant products or services and the relevant members of the Group requiring such products or services.

Each agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

(e) FPSO vessel lease agreements

The Group leases floating production, storage and offloading (FPSO) vessel from COBGL for use in oil and gas production operations at market prices on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil and gas production for processing, storage and channelling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil and gas exploration, development and production. The Company currently leases a FPSO vessel for a term of 20 years from an associate of CNOOC, with such term being determined based on the expected term of oil and gas exploration, development and production. The Directors expects that the Group may enter into other FPSO leases with CNOOC and/or its associates from time to time as the operations of the Group expands. The Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2007, then the agreements falling under this category will terminate on that date. For the year ended 31 December 2004 and the six months ended 30 June 2005, the aggregate rentals payable by the Group were approximately RMB51.97 million and RMB74.07 million, respectively. There were no such transactions for the year ended 31 December 2003.

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates

In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraph (a) and
(d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

o    technical consulting;

o    technology transfer;

o    management;

o    technical research services; and

o    other supporting services.

There have been no such transactions for the two years ended 31 December 2004 and the six months ended 30 June 2005. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOC requires the provisions of technical consulting, technical transfer, management services, technical research services and other related services from the Group and the Group may provide certain of these services to CNOOC and/or its associates in the near future.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a) Sales of petroleum and natural gas products

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volume of the natural gas and liquefied natural gas to CNOOC and/or its associates on short-term basis for the purpose of peak adjustment and to reap higher profits.

For the two years ended 31 December 2004 and the six months ended 30 June 2005, sales of petroleum and natural gas products to CNOOC and/or its associates were approximately RMB8,324 million, RMB13,630 million and RMB11,837 million respectively.

(b) Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration site, and that purchasers tend to utilize the natural gas products in areas close to the exploration site, and in order to ensure the return on investment from exploration of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf of Australia. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates. In order to ensure the return on investment and to achieve the requirement of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales, with a term not exceeding 25 years. The Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2007, then the agreements falling under this category will terminate on that date.

For the year ended 31 December 2004 and the six months ended 30 June 2005, long term sales of natural gas to CNOOC and/or its associates were approximately RMB315 million and RMB272 million respectively. There were no such transactions for the year ended 31 December 2003. For the two years ended 31 December 2004 and the six months ended 30 June 2005, there have been no sales of liquefied natural gas to CNOOC and/or its associates.

Reasons for and benefits of the New Categories of continuing connected transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its associates will constitute continuing connected transactions for the Company under the Listing Rules.

The New Categories of continuing connected transactions as referred to in this announcement are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.

The Board considers that all the above New Categories of continuing connected transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the

Company and our shareholders as a whole, and that the annual cap for each of the above New Categories of continuing connected transactions are fair and reasonable.


Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the New Categories of continuing connected transactions set as the maximum annual value of the relevant transactions above for the period from 1 January 2006 to 31 December 2007:

The continuing             Historical amount/                                     Basis of determination of the Proposed
connected transactions     Estimate for 2005          Proposed Caps               Caps
Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a) Exploration and        For the two years ended    For the two years ending    The annual proposed caps for the
support services           31 December 2004 and the   31 December 2007,           exploration and support services have
                           six months ended 30 June   RMB2,117 million and        been determined with reference to
                           2005, RMB854 million,      RMB2,293, respectively      previous transactions conducted and
                           RMB1,330 million and                                   transaction amounts in respect of the
                           RMB428 million,                                        exploration and support services
                           respectively                                           provided by CNOOC and/or its associates
                                                                                  to the Group; the estimated increase in
                                                                                  the level of exploration activities by
                           Estimated to be RMB1,538                               the Group within the PRC; and the
                           million for the year                                   expansion of overseas risk survey. The
                           ended 31 December 2005                                 Directors are of the view that the
                                                                                  proposed caps provide sufficient
                                                                                  increment for the Group to capture the
                                                                                  Group's future anticipated expansion
                                                                                  plan.

(b) Oil and gas field      For the two years ended    For the two years ending    The annual proposed caps for the oil and
development and support    31 December 2004 and the   31 December 2007,           gas field development and support
services                   six months ended 30 June   RMB7,628 million and        services have been determined with
                           2005, RMB2,765 million,    RMB10,458 million           reference to previous transactions
                           RMB4,681 million and       respectively                conducted and transaction amounts in
                           RMB2,513 million,                                      respect of the oil and gas field
                           respectively                                           development and support services
                                                                                  provided by CNOOC and/or its associates
                                                                                  to the Group; and the estimated
                                                                                  expansion of existing oilfields and the
                           Estimated to be RMB4,789                               development of several newly discovered
                           million for the year                                   oilfields offshore China. The Directors
                           ended 31 December 2005                                 are of the view that the proposed caps
                                                                                  provide sufficient increment for the
                                                                                  Group to capture the Group's future
                                                                                  anticipated expansion plan.


(c) Oil and gas field      For the two years ended    For the two years ending    The annual proposed caps for the oil and
production and support     31 December 2004 and the   31 December 2007,           gas field production and support
services                   six months ended 30 June   RMB3,935 million and        services have been determined with
                           2005, RMB1,177 million,    RMB4,132, respectively      reference to previous transactions
                           RMB1,354 million and                                   conducted and transaction amounts in
                           RMB575 million,                                        respect of the oil and gas field
                           respectively                                           production and support services provided
                                                                                  by CNOOC and/or its associates to the
                                                                                  Group; and the estimated growth of the
                           Estimated to be RMB2,068                               Group's business, including the
                           million for the year                                   estimated expansion of existing
                           ended 31 December 2005                                 oilfields and the development of several
                                                                                  newly discovered oilfields offshore
                                                                                  China. The Directors are of the view
                                                                                  that the proposed caps provide
                                                                                  sufficient increment for the Group to
                                                                                  capture the Group's future anticipated
                                                                                  expansion plan.

(d) Marketing,             For the two years ended    For the two years ending    The annual proposed caps for marketing,
management and             31 December 2004 and the   31 December 2007, RMB478    management and ancillary services have
ancillary services         six months ended 30 June   million and RMB504          been determined with reference to
                           2005, RMB191 million,      million, respectively       previous transactions conducted and
                           RMB326 million and RMB105                              transaction amounts in respect of the
                           million, respectively                                  marketing, management and ancillary
                                                                                  services provided by CNOOC and/or its
                                                                                  associates to the Group; the continued



                                                            14

                           Estimated to be RMB443                                 expansion of the Group's business and
                           million for the year                                   sales of oil and gas; and the potential
                           ended 31 December 2005                                 increase in staffing. The Directors are
                                                                                  of the view that the proposed caps
                                                                                  provide sufficient increment for the
                                                                                  Group to capture the Group's future
                                                                                  anticipated expansion plan.


(e) FPSO vessel leases     For the year ended 31      For the two years ending    The annual proposed caps for the FPSO
                           December 2004 and the six  31 December 2007, RMB453    leases have been determined with
                           months ended 30 June       million and RMB463          reference to previous transactions
                           2005, RMB51.97 million     million, respectively       conducted and transaction amounts in
                           and RMB74.07 million,                                  respect of the FPSO leases provided by
                           respectively                                           CNOOC and/or its associates to the
                                                                                  Group; and the estimated increase in the
                           Estimated to be RMB149                                 number of oil fields requiring FPSO
                           million for the year                                   vessels. The Directors are of the view
                           ended 31 December 2005                                 that the proposed caps provide
                                                                                  sufficient increment for the Group to
                                                                                  capture the Group's future anticipated
                                                                                  expansion plan.

Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates

Provision of management,   There have been no such    For the two years ending    The annual proposed caps for the
technical, facilities and  transactions for the two   31 December 2007, RMB50     provision of management, technical,
ancillary services,        years ended 31 December    million and RMB100          facilities and ancillary services,
including the supply of    2004 and the six months    million, respectively       including the supply of materials to
materials to CNOOC and/or  ended 30 June 2005                                     CNOOC and/or its associates have been
its associates                                                                    determined with reference to the
                           It is expected those will                              anticipated need by CNOOC and/or its
                           be no such transactions                                associates for the provision of such
                           for the year ended 31                                  services as a result of CNOOC's need to
                           December 2005                                          optimize its industrial chain to
                                                                                  facilitate its development towards a
                                                                                  world-class integrated energy company.
                                                                                  The Directors are of the view that the
                                                                                  proposed caps provide sufficient
                                                                                  flexibility for the Group's future
                                                                                  anticipated business activities.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a) Sales of petroleum     For the two years ended    For the two years ending    The annual proposed caps for sales of
and natural gas products   31 December 2004 and the   31 December 2007,           petroleum and natural gas products by
                           six months ended 30 June   RMB33,469 million and       the Group to CNOOC and/or its associates
                           2005, RMB8,324 million,    RMB44,199 million,          have been determined with reference to
                           RMB13,630 million and      respectively                historical transactions and transaction
                           RMB11,837 million,                                     amounts in respect of the sales of
                           respectively                                           petroleum and natural gas products by
                                                                                  the Group to CNOOC and/or its
                           Estimated to be RMB28,320                              associates; the ongoing development of
                           million for the year                                   existing oilfields and the development
                           ended 31 December 2005                                 of several new oilfields offshore China;
                                                                                  the estimated resultant increase in
                                                                                  sales; and the potential fluctuation and
                                                                                  increase in the prices of crude oil. The
                                                                                  increases in such cap amounts also took
                                                                                  into account the fact that crude oil
                                                                                  from new oilfields, which is expected to
                                                                                  be made up of a higher proportion of
                                                                                  heavy crude oil, needs to undergo
                                                                                  refining processes which are carried out
                                                                                  primarily by CNOOC and/or its
                                                                                  associates. The Directors are of the
                                                                                  view that the proposed caps provide
                                                                                  sufficient increment for the Group to
                                                                                  capture the Group's future anticipated
                                                                                  expansion plan.

(b) Long term sales of     For the year ended 31      For the two years ending    The annual proposed caps for sales of
natural gas and liquefied  December 2004 and the six  31 December 2007,           petroleum and natural gas products by
natural gas                months ended 30 June       RMB1,960 million and        the Group to CNOOC and/or its associates
                           2005, RMB315 million and   RMB3,599 million,           have been determined with reference to
                           RMB272 million,            respectively                historical transactions and transaction
                           respectively                                           amounts in respect of the sales of
                                                                                  petroleum and natural gas products by
                           Estimated to be RMB563                                 the Group to CNOOC and/or its
                                                                                  associates;





                                                            15

                           million for the year                                   the ongoing development of existing
                           ended 31 December 2005                                 oilfields and the development of several
                                                                                  new oilfields in offshore China; the
                                                                                  estimated resultant increase in sales;
                                                                                  and the potential fluctuation and
                                                                                  increase in the prices of natural gas.
                                                                                  The Directors are of the view that the
                                                                                  proposed caps provide sufficient
                                                                                  increment for the Group to capture the
                                                                                  Group's future anticipated expansion
                                                                                  plan.

Disclosure and/or Independent Shareholders' approval requirements

Under the Listing Rules, the following categories amongst the New Categories of continuing connected transactions are exempted from the Independent Shareholders' approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios (other than the profits ratio), where applicable, in relation of each of these categories is, on a an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the Listing Rules:

o    Marketing, management and ancillary services;

o    FPSO vessel leases; and

o Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates.

Under the Listing Rules, the Non-Exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements. The Company will seek the Independent Shareholders' approval at the Extraordinary General Meeting for the Non-Exempt Continuing Connected Transactions and the applicable Proposed Caps on the condition that:

1. The annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the applicable Proposed Cap;

2. (i) The Non-Exempt Continuing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

      (ii) The Non-Exempt Continuing Connected Transactions will be entered into in accordance with the relevant Comprehensive Framework Agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 70.64% of the issued share capital of the Company, the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) are subject to approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective associates will abstain from voting in relation to the resolutions approving the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed
Caps).

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the amendment to the Existing Non-Compete Undertaking, the Revised

Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed
Caps), and Dao Heng Securities Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation, and financial services.

A circular containing, amongst other things, further information on the terms of the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the New Categories of continuing connected transactions, a letter from the Independent Board Committee, an opinion of Dao Heng Securities Limited, the Independent Financial Advisor, together with a notice to convene an extraordinary general meeting to approve, among other things, the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps), is expected to be issued to the Shareholders on or around 10 December 2005.

DEFINITIONS

"2002 Circular"         the circular issued by the Company to its shareholders
                        in respect of the Existing Waiver for the Ongoing
                        Connected Transaction dated 9 December 2002

"associate"             has the meaning ascribed thereto under the Listing Rules

"Board"                 the board of Directors of the Company

"Business"              exploration, development, production and sales of
                        crude oil, natural gas and natural gas liquids deposited underground in and outside the PRC

"Company"               CNOOC Limited, a company incorporated in Hong Kong
                        with limited liability, the shares of which are listed on the Stock Exchange

"CNOOC" China National Offshore Oil Corporation [CHINESE CHARACTERS OMITTED], the controlling shareholder of the Company indirectly holding approximately 70.64% of all of the Shares in issue as at the date hereof

"CNOOC BVI"             CNOOC (BVI) Limited, a company incorporated in
                        the British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

"CNOOC Group"           CNOOC and its subsidiaries (excluding the Group)

"COBGL" CNOOC Oil Base Group Limited [CHINESE CHARACTERS OMITTED], a company incorporated in the PRC and a subsidiary of CNOOC

"Comprehensive          the Comprehensive Framework Agreements dated 8 December
Framework               2005 entered into  between the Company and each of
Agreement(s)"           CNOOC, COSL and OOECL in relation to the New Categories
                        of continuing connected transactions

"COSL" China Oilfield Services Limited [CHINESE CHARACTERS OMITTED], a company listed on the main board of the Stock Exchange and incorporated in the PRC, and a subsidiary of CNOOC

"Director(s)"           director(s) of the Company

"Extraordinary         the extraordinary general meeting of the Company to be
General                held to approve, among other things, the amendment to
Meeting"               the Existing Non-Compete Undertaking, the Revised Cap
                       for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps)

"Existing               The undertaking agreement dated 6 April 2000 between the
Non-Compete             Company and CNOOC, as  supplemented by a supplemental
Undertaking"            agreement dated 21 December 2000, in relation to the
                        non-compete undertakings given by CNOOC for the purposes of the Company's listing on the Stock Exchange

"Existing               the existing categorisation for continuing connected
Categorisation"         transactions between the  Company and CNOOC and/or its
                        associates as set out in the 2002 Circular

"Existing Waiver"       the waiver granted by the Stock Exchange in respect of
                        the existing categorisation of continuing connected transactions between the Group and CNOOC and/or its associates, subject to the conditions set out in the 2002 Circular

"Group"                 the Company and its subsidiaries from time to time

"Hong Kong"             the Hong Kong Special Administrative Region of the PRC

"Independent Board      an independent committee of the Board comprising of
Committee"              Mr. Sung Hong Chiu, Mr. Kenneth S. Courtis, Mr. Evert
                        Henkes, Mr. Tse Hau Yin, Aloysius and Mr. Lawrence J.
                        Lau, the independent non-executive Directors, formed for the purpose of advising the Independent
                        Shareholders in relation to the terms of the amendment to the Existing Non-Compete Undertaking, the Revised
                        Cap for the "technical services" category of continuing connected transaction and the Non-Exempt
                        Continuing Connected Transactions (including the
                        Proposed Caps)

"Independent            Dao Heng Securities Limited, a corporation licensed to
Financial               carry out type 1 (dealings in securities), type 4
Adviser"                (advising on securities) and type 6 (advising on
                        corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the
                        Laws of Hong Kong), is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

"Independent            shareholders of the Company other than CNOOC and its
Shareholders"           associates

"Listing Rules"         The Rules Governing the Listing of Securities on the
                        Stock Exchange (as amended from time to time)

"New Categories"        the new categories of continuing connected
                        transactions between the Company and CNOOC and/or its associates as set out in the section headed "New
                        Categories of continuing connected transactions under the Comprehensive Framework Agreements" in this announcement

"Non-Exempt             the New Categories of continuing connected transactions
Continuing              other than the  categories "Marketing, management and
Connected               ancillary services", "FPSO vessel  leases", and
Transactions"           "Provision of management, technical, facilities and
                        ancillary services, including the supply of materials from the Group to CNOOC and/or its associates", as set out in the section headed "New Categories of continuing connected transactions under the
                        Comprehensive Framework Agreements" in this announcement

"OOECL" Offshore Oil Engineering Co., Ltd. [CHINESE CHARACTERS OMITTED], a company incorporated in the PRC and listed on the Shanghai Stock Exchange, and a subsidiary of CNOOC

"OOGC" Overseas Oil and Gas Corporation, Ltd, a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC.

"PRC" The People's Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

"Proposed Cap(s)"       the proposed maximum annual aggregate values for each
                        of the New Categories of continuing connected transactions of the Company as set out in the paragraph headed "Proposed Caps and Rationale" of this announcement

"Revised Cap"           the proposed maximum annual cap for the "technical
                        services" category of continuing connected transactions of the Company using the Existing
                        Categorisation, as set out in the paragraph headed
                        "Revised Cap and Rationale" of this announcement

"Shares" share(s) of HK$0.02 each in the share capital of the Company

"Shareholders"          registered holder(s) of the Shares

"Stock Exchange"        The Stock Exchange of Hong Kong Limited

"Supplemental           the supplemental agreement dated 8 December 2005
Agreement"              between the Company and CNOOC  in relation to certain
                        amendments to the Existing Non-Compete Undertaking

As at the date of this announcement, the Board comprises of:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi
Yang Hua

Independent non-executive Directors
Sung Hong Chiu
Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius
Lawrence J. Lau

                                                   By Order of the Board
                                                       CNOOC Limited
                                                        Yunshi Cao
                                                     Company Secretary


Hong Kong, 8 December 2005

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                    -----------------------------
                                      Name:   Cao Yunshi
                                      Title:  Company Secretary

Dated: December 9, 2005



                                      20